QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2013 AND 2012

(Expressed in Canadian Dollars, unless otherwise stated)

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Quartz Mountain Resources Ltd.

We have audited the accompanying consolidated financial statements of Quartz Mountain Resources Ltd., which comprise the consolidated balance sheets as at July 31, 2013 and 2012 and the consolidated statements of loss and comprehensive loss, changes in equity (deficiency) and cash flows for the years ended July 31, 2013, 2012 and 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

1200-609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947   Fax (604) 687-6172

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Quartz Mountain Resources Ltd. as at July 31, 2013 and 2012 and its financial performance and its cash flows for the years ended July 31, 2013, 2012 and 2011 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Emphasis of Matter

The accompanying consolidated financial statements have been prepared assuming that Quartz Mountain Resources Ltd. will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has a working capital deficit and there can be no assurance the Company can achieve positive cash flows, which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

November 22, 2013

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars (note 2))

	July 31	July 31
	2013	2012

ASSETS

Current assets
Cash and cash equivalents (note 4(a))	$706,393	$2,450,451
Amounts receivable and other assets (note 5)	143,487	292,837
Total current assets	849,880	2,743,288

Non-current assets
Restricted cash (note 4(b))	158,387	78,000
Amounts receivable and other assets (note 5)	440,000	–
Mineral property interests (note 6)	1,021,547	1
Total non-current assets	1,619,934	78,001

Total assets	$2,469,814	$2,821,289

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current liabilities
Amounts payable and other liabilities (note 8)	$136,137	$607,389
Flow-through share premium (note 10)	35,639	411,009
Due to related parties (note 11)	2,421,220	813,855
Total current liabilities	2,592,996	1,832,253

Convertible debenture (note 9)	600,000	–
Total long-term liabilities	600,000	–

Shareholders' equity (deficiency)
Share capital (note 7)	26,050,118	24,514,381
Reserves (notes 2 and 7)	592,011	381,139
Accumulated deficit	(27,365,311)	(23,906,484)
Total shareholders' equity (deficiency)	(723,182)	989,036

Total liabilities and shareholders' equity (deficiency)	$2,469,814	$2,821,289

Nature and continuance of operations (note 1)

The accompanying notes are an integral part of these consolidated financial statements.

James Kerr	Ronald W. Thiessen
Director	Director

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars (note 2))

	For the year ended July 31
	2013	2012	2011
Expenses (note 12):
Exploration and evaluation	$3,880,441	$2,246,650	$–
Assays and analysis	359,928	52,745	–
Drilling	265,336	–	–
Engineering	21,518	8,400	–
Environmental	610	1,375	–
Geological	1,560,270	870,517	–
Graphics	47,464	13,006	–
Property payments	83,962	910,819	–
Site activities	723,338	143,544	–
Socio-economic	34,333	89,646	–
Transportation	690,565	100,914	–
Travel and accommodation	93,117	55,684	–

General and administration	1,359,322	1,166,252	185,783
Conferences and travel	40,197	31,357	–
Legal, accounting and audit	61,634	301,641	55,125
Office and administration	123,215	70,140	19,784
Regulatory, trust and filing	45,371	48,659	36,090
Salaries and benefits	1,038,364	686,358	72,798
Shareholder communications	50,541	28,097	1,986

Equity-settled share-based payments (note 7(c))	210,872	381,139	–
	(5,450,635)	(3,794,041)	(185,783)
Other items
Flow-through share premium (note 10)	462,990	193,308	–
Interest income	10,984	13,067	1,598
Interest expense	(40,326)	–	–
Foreign exchange (loss) gain	(349)	(139)	9,318
Gain on disposition of a mineral property interest (note 6(a))	1,578,969	–	–
Tax related to flow-through financing (note 10)	(20,460)	–	–
Loss before income tax	(3,458,827)	(3,587,805)	(174,867)
Income tax (note 14)	–	–	–
Loss for the year	(3,458,827)	(3,587,805)	(174,867)
Other comprehensive loss:
Currency translation difference (note 2)	–	–	(8,616)
Total comprehensive loss for the year	$–	$–	$(183,483)

Basic and diluted loss per common share	$(0.13)	$(0.20)	$(0.01)

Weighted average number of common shares outstanding	26,223,006	18,396,348	13,399,422

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statement of Changes in Equity (Deficiency)
(Expressed in Canadian Dollars (note 2))

	Share Capital		Reserves
						Total
				Equity-settled		shareholders'
			Translation	share-based	Accumulated	equity
	Number	Amount	reserve	payments	deficit	(deficiency)
Balance at August 1, 2010	13,399,422	$29,407,744	$(323,287)	$–	$(28,843,907)	$240,550
Loss for the year		–	–	–	(174,867)	(174,867)
Currency translation difference (note 2)		–	(8,616)	–	–	(8,616)
Balance at July 31, 2011 (notes 2 and 15)	13,399,422	$29,407,744	$(331,903)	$–	$(29,018,774)	$57,067

Balance at July 31, 2011	13,399,422	$29,407,744	$(331,903)	$–	$(29,018,774)	$57,067
Functional currency translation adjustment (note 2)		(9,031,998)	331,903	–	8,700,095	–
Balance at August 1, 2011	13,399,422	20,375,746	–	–	(20,318,679)	57,067
Loss for the year		–	–	–	(3,587,805)	(3,587,805)
Equity-settled share-based payments (note 7(c))		–	–	381,139	–	381,139
Shares issued for cash, net of issuance costs (note 7(b))	7,183,371	3,434,635	–	–	–	3,434,635
Shares issued for property option payments (note 6)	1,450,000	704,000	–	–	–	704,000
Balance at July 31, 2012	22,032,793	$24,514,381	$–	$381,139	$(23,906,484)	$989,036

Balance at August 1, 2012	22,032,793	$24,514,381	$–	$381,139	$(23,906,484)	$989,036
Loss for the year	–	–	–	–	(3,458,827)	(3,458,827)
Equity-settled share-based payments (note 7(c))	–	–	–	210,872	–	210,872
Shares issued for cash, net of issuance costs (note 7(b))	2,214,323	528,160	–	–	–	528,160
Shares issued for property option payment (note 6)	3,052,397	1,007,577	–	–	–	1,007,577
Balance at July 31, 2013	27,299,513	$26,050,118	$–	$592,011	$(27,365,311)	$(723,182)

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars (note 2))

	For the year ended July 31
	2013	2012	2011
Cash flows from operating activities:
Loss for the year	$(3,458,827)	$(3,587,805)	$(174,867)
Adjusted for:
Equity-settled share-based payments (note 7(c))	210,872	381,139	–
Foreign exchange	349	139	(9,318)
Flow-through share premium (note 10)	(462,990)	(193,308)	–
Gain on disposition of a mineral property interest (note 6(a))	(1,578,969)	–	–
Interest expense	40,326	–	–
Property option payments paid through issuance of shares (note 6)	5,000	704,000	–
Restricted cash (note 4(b))	(80,387)	(78,000)	–
Changes in non-cash working capital items:
Amounts receivable and other assets - current	149,350	(272,260)	(14,290)
Amounts payable and other liabilities	(474,310)	565,226	17,899
Due to related parties	1,607,365	813,855	–
Amounts receivable and other assets - non-current	(200,000)	–	–
Net cash used in operating activities	(4,242,221)	(1,667,014)	(180,576)

Cash flows from investing activities:
Acquisition of mineral property (note 6(a))	(50,000)	–	–
Disposition of mineral property interest (note 6(a))	2,000,000	–	–
Net cash provided by investing activities	1,950,000	–	–

Cash flows from financing activities:
Proceeds from issuance of share capital, net of issue costs (note 7(b))	615,780	4,038,952	–
Principal payment on convertible debenture (note 6(a))	(30,000)	–	–
Interest paid on convertible debenture	(37,268)	–	–
Net cash provided by financing activities	548,512	4,038,952	–

(Decrease) increase in cash and cash equivalents	(1,743,709)	2,371,938	(180,576)
Effect of exchange rate fluctuations on cash held	(349)	(139)	702
	(1,744,058)	2,371,799	(179,874)
Cash and cash equivalents, beginning of year	2,450,451	78,652	258,526
Cash and cash equivalents, end of year (note 4(a))	$706,393	$2,450,451	$78,652

Supplementary cash flow information:
Non cash investing and financing activities:
Property option payments paid through issuance of shares (note 6)	$5,000	$704,000	$–
Property acquisition costs paid through issuance of shares (note 6)	1,002,577	–	–
Property acquisition costs paid through issuance of convertible debenture (not	650,000	–	–
Portion of debenture assumed by Amarc (note 6)	240,000	–	–

The accompanying notes are an integral part of these consolidated financial statements.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Quartz Mountain Resources Ltd. ("Quartz Mountain" or the "Company") is a Canadian public company incorporated in British Columbia on August 3, 1982. The Company's corporate office is located at 1040 West Georgia Street, 15th Floor, Vancouver, British Columbia, Canada. The Company is primarily engaged in the acquisition and exploration of mineral properties.

These consolidated financial statements (the "Financial Statements") of the Company as at and for the year ended July 31, 2013 include Quartz Mountain Resources Ltd. and its subsidiary (together referred to as the "Company"). Quartz Mountain Resources Ltd. is the ultimate parent entity of the group.

The Company is in the process of acquiring and exploring mineral property interests. The Company's continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these projects, obtaining the necessary permits to mine, on future profitable production of any mine and the proceeds from the disposition of the mineral property interests.

These Financial Statements have been prepared on a going concern basis which contemplates the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. As at July 31, 2013, the Company had cash and cash equivalents of $0.7 million, a working capital deficit of $1.7 million, and accumulated losses of $27.4 million since inception.

Of the total current liabilities of $2.6 million at July 31, 2013, $2.4 million is payable to Hunter Dickinson Services Inc. ("HDSI"), a related party (note 11(b)). The Company has received a confirmation from HDSI that HDSI will continue to provide services to the Company and will not demand repayment of amounts outstanding, prior to December 31, 2014. However, there is no guarantee or amended agreement and as such the amount is presented as a current obligation.

Management believes that it is able to maintain its mineral rights in good standing for the next 12 month period. Additional debt or equity financing will be required to fund exploration or development programs. The Company has a reasonable expectation that additional funds will be available when necessary to meet ongoing exploration and development costs. However, there can be no assurance that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to re-evaluate its planned expenditures until additional funds can be raised through financing activities. These material uncertainties cast significant doubt on the ability of the Company to continue as a going concern.

2.	CHANGE OF PRESENTATION AND FUNCTIONAL CURRENCY

Following the decision to acquire and explore mineral property interests in Canada (note 6), the Company's cash flows were anticipated to be principally denominated in Canadian dollars. Accordingly, effective August 1, 2011, the Company changed both the functional currency of the Company and the currency in which it presents its consolidated financial statements, from United States dollars ("USD") to Canadian dollars ("CAD").

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

A change in presentation currency is accounted for as a change in accounting policy and is applied retrospectively, as if the new presentation currency had always been the presentation currency. Consequently, comparative figures for years prior to the effective date of August 1, 2011 have been restated to be presented in Canadian dollars using average exchange rates for income and expenses and the closing rate at the balance sheet date for assets, liabilities and items related to equity. Share capital and accumulated deficit have been translated using historic rates. Resulting exchange differences were recognized within equity.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

These Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and the International Financial Reporting Interpretations Committee (“IFRIC”) effective for the Company's year ended July 31, 2013.

Issuance of these Financial Statements was authorized on November 22, 2013 by the Board of Directors.

(b)	Basis of presentation

These Financial Statements have been prepared on a historical cost basis, except for financial instruments measured at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c)	Significant accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. The impact of such estimates is pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Changes in the subjective inputs and assumptions can materially affect fair value estimates.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

Specific areas where significant estimates or judgements exist are:

Sources of estimation uncertainty:

•

Management determines costs for share-based payments using market-based valuation techniques. The fair value of the market-based and performance-based share awards are determined at the date of grant using generally accepted valuation techniques. Assumptions are made and judgment used in applying valuation techniques. These assumptions and judgments include estimating the future volatility of the stock price, expected dividend yield, future employee turnover rates and future employee stock option exercise behaviors and corporate performance. Such judgments and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates;

•

Estimate for the accrual of the Mineral Exploration Tax Credit ("METC"). The METC initiative was introduced by the government of British Columbia to stimulate mineral exploration activity in the province and includes an enhanced credit for mineral exploration in areas affected by the mountain pine beetle infestation. The Company is eligible to receive refunds under this tax credit. However, the timing and amounts of refunds pursuant to the METC program are uncertain as these amounts are subject to government audit;

•	Estimated fair values of mineral properties acquired or disposed;

•

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxation authorities. Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made;

•

Valuation of shares issued in non-cash transactions are measured at the fair value of the equity instruments granted based on quoted market prices on the date of grant or per the terms of the contract; and

•	Estimate of the Company’s borrowing rate at a rate consistent with the rate charged on the convertible debenture.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

Critical accounting judgments:

•	Assessment of the Company's ability to continue as a going concern;

•

The recoverability of the carrying value of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest. The carrying value of these assets is reviewed by management when events or circumstances indicate that its carrying value may not be recovered. If impairment is determined to exist, an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount;

•

The classification of the option agreements in respect of the Buck Property and the Hotai Claims as earn-in agreements, as opposed to the acquisition of mineral property interests, has been identified as an accounting policy which involves judgments or assessments made by management. Currently a feasibility study has not been completed on any of these properties to determine if the properties are capable of supporting commercial production; consequently the costs associated with these properties are expensed as incurred;

•

Information about the judgements used in the classification of the joint arrangement entered into during the year is provided in note 6(a). Judgment is required in assessing whether the arrangement is jointly controlled by all of its parties or by a group of the parties, or controlled by one of its parties alone; and

•

Management is required to assess the functional currency of each entity of the Company. In concluding that the Canadian dollar is the functional currency of the parent and of its subsidiary, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates.

(d)	Basis of consolidation

These Financial Statements include the accounts of the Company and its subsidiary.

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company.

Inter-company balances and transactions, including any unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no impairment.

At July 31, 2013 and July 31, 2012 the Company held an ownership interest in the following subsidiary:

Name of Subsidiary	Place of Incorporation	Ownership Interest	Principal Activity
Wavecrest Resources Inc.	Delaware	100%	Holding company

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

(e)	Foreign currency

The functional and presentation currency of the Company and its subsidiary, as at July 31, 2013, is the Canadian dollar (note 2).

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the period end date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated. Gains and losses arising on translation are included in profit or loss for the period.

(f)	Financial instruments

Financial assets and liabilities are recognized when the Company becomes party to the contracts that give rise to them. The Company determines the classification of its financial assets and liabilities at initial recognition and, where allowed and appropriate, re-evaluates such classification at each financial year end. The Company does not have any derivative financial instruments.

Non-derivative financial assets:

The Company classifies its non-derivative financial assets into the following categories:

Cash and cash equivalents

Cash and cash equivalents are comprised of cash and short term deposits held at major financial institutions, which are readily convertible into a known amount of cash. The Company's cash and cash equivalents are invested in business and savings accounts which are available on demand by the Company for its programs. They are measured at fair value.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise amounts receivable and restricted cash.

Non-derivative financial liabilities:

The Company's non-derivative financial liabilities comprise financial liabilities measured at amortized cost. Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method. Financial liabilities measured at amortized cost comprise amounts payable and other liabilities, balances payable to related parties and a convertible debenture.

Impairment of financial assets:

Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

Objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or

•	default or delinquency in interest or principal payments; or

•	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as amounts receivable, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying amount is reduced through the use of an allowance account. When an amount receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

(g)	Exploration and evaluation expenditures

Exploration and evaluation expenditures are expenditures incurred by the Company in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

Exploration and evaluation expenditures are expensed as incurred, except for initial expenditures associated with the acquisition of exploration and evaluation assets through a business combination or an asset acquisition.

Exploration and evaluation expenditures include the cash consideration and the estimated fair market value of common shares on the date of issue or as otherwise provided under the relevant agreements. Costs for properties for which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred or until a feasibility study has determined that the property is capable of commercial production.

Administrative expenditures related to exploration activities are expensed in the period incurred.

Mineral property interests

Expenditures incurred by the Company in connection with the exploration for and evaluation of mineral resources after the technical feasibility and commercial viability of extracting a mineral resource are demonstrable are capitalized. Such amounts are then amortized over the estimated life of the property following the commencement of commercial production, or are written off if the property is sold, allowed to lapse or abandoned, or when an impairment has been determined to have occurred.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

Mineral property interests, if any, are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, mineral property interests attributable to that area of interest are first tested for impairment and then reclassified to mineral property and development assets within property, plant and equipment.

Recoverability of the carrying amount of mineral property interests is dependent on successful development and commercial exploitation, or alternatively, a sale of the respective areas of interest.

(h)	Impairment of non-financial assets

At the end of each reporting period the carrying amounts of the Company's assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of: fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(i)	Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issuance of common shares and share purchase options are recognized as a deduction from equity, net of any tax effects.

Flow–through shares

Canadian tax legislation permits mining entities to issue flow–through shares to investors. Flow–through shares are securities issued to investors whereby the deductions for tax purposes related to eligible Canadian exploration expenses ("CEE"), as defined in the Income Tax Act (Canada), may be claimed by investors instead of the entity, pursuant to a defined renunciation process.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

Renunciation may occur:

•	prospectively (namely, the flow–through shares are issued, renunciation occurs and CEE are incurred subsequently); or

•	retrospectively (namely, the flow–through shares are issued, CEE are then incurred, and renunciation occurs subsequently).

Flow–through shares are recorded in share capital at the fair value of common shares on date of issuance. When flow–through shares are issued, the difference between the fair value of non-flow-through common shares and the amount the investors pay for flow–through shares is recorded as a deferred liability called "flow-through share premium". This deferred liability is credited to profit or loss when the eligible expenses are incurred and renounced to investors.

Upon eligible expenses being incurred, the Company derecognizes the liability and recognizes a deferred tax liability, if any, for the amount of tax reduction renounced to shareholders. The premium is recognized as other income and the related deferred tax is recognized as a tax provision.

(j)	Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

(k)	Share-based payments

The cost of equity-settled transactions with employees is measured by reference to the fair value of the instruments issued at the date at which they are granted and is recognized as an expense over the vesting period, which ends on the date on which the relevant employees become fully entitled to the award. Fair value is determined using an appropriate pricing model. In valuing equity-settled transactions, no account is taken of any vesting conditions.

The cost of equity-settled transactions with non-employees is measured by reference to the fair value of the instruments issued, on the basis that the fair value of the services received cannot be estimated reliably. Fair value is originally measured at the date at which they are granted and subsequently re- measured at each balance sheet date for any unvested portion, and is recognized as an expense over the vesting period, which ends on the date on which the relevant non-employees become fully entitled to the award. Fair value is determined using an appropriate pricing model.

In valuing equity-settled transactions, no account is taken of any vesting conditions. Vesting conditions are taken into account by adjusting the number of equity instruments included in the measurement of the transaction amount, based on an estimate of the number of equity instruments expected to vest so that, ultimately, the amount recognized for goods or services received as consideration for the equity instruments granted will be based on the number of equity instruments that eventually vest. On the vesting date, the Company revises the estimate to equal the number of equity instruments that ultimately vested.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

At each balance sheet date prior to vesting, the cumulative expense is calculated, representing the extent to which the vesting period has expired and management's estimates of the achievement or otherwise of non-market conditions and of the number of equity instruments that will ultimately vest. The movement in cumulative expense from amounts previously recorded is recognized in profit or loss, with a corresponding entry in equity.

Where the terms of an equity-settled award are modified or a new award is designated as replacing a cancelled or settled award, the cost based on the original award terms continues to be recognized over the original vesting period. In addition, any expense is recognized over the remainder of the new vesting period for the incremental fair value of any modification, based on the difference between the fair value of the original award and the fair value of the modified award, both as measured on the date of the modification. No reduction is recognized if this difference is negative.

Where an equity-settled award is cancelled, any cost not yet recognized in profit or loss for the award shall not be recognized and any previous amounts recognized for awards that have not vested are reversed.

(l)	Rehabilitation provision

Statutory, contractual and constructive obligations to incur restoration, rehabilitation and environmental costs arise when environmental disturbance is caused by the exploration or development of an exploration and evaluation asset. Such costs are discounted to their estimated net present value and capitalized to the carrying amount of the asset, along with a corresponding liability, as soon as the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions and, when applicable, the environment in which the mine operates.

Discount rates reflecting the time value of money are used to calculate the net present value, where applicable. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The corresponding liability is progressively increased as the effect of discounting unwinds, creating an expense recognized in profit or loss.

Decommissioning costs are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in costs is greater than the unamortized capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in profit or loss.

The operations of the Company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company are not predictable.

(m)	Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

The following temporary differences are not provided for:

•	goodwill not deductible for tax purposes;

•	the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and

•	differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they will probably not reverse in the foreseeable future.

The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(n)	Government assistance

When the Company is entitled to receive mineral exploration tax credits and other government grants, these government assistances are recognized as a cost recovery within exploration and evaluation expenditures when there is reasonable assurance of their recovery.

(o)	Compound financial instruments

Compound financial instruments issued by the Company comprise a convertible debenture that can be converted into a fixed number of the Company's common shares at the option of the holder.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component, if any, is recognized initially as the difference between the estimated fair value of the compound financial instrument as a whole and the estimated fair value of the liability component. Material directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

(p)	Joint venture activities and joint controlled operations

Joint control is defined as the contractually agreed sharing of control over an economic activity, and exists only when the strategic, financial and operating decisions essential to the relevant activities require the unanimous consent of the parties sharing control. When the Company enters into agreements that provide for specific percentage interests in exploration properties, a portion of the Company's exploration activities is conducted jointly with others, without establishment of a corporation, partnership or other entity.

Under IFRS 11 "Joint Arrangements", this type of joint control of mineral assets and joint exploration and/or development activities is considered as a joint operation, which is defined as a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement.

In its financial statements, the Company recognizes the following in relation to its interest in a joint operation:

•	its assets, including its share of any assets held jointly;

•	its liabilities, including its share of any liabilities incurred jointly;

•	its revenue from the sale of its share of the output of the joint operation; and

•	its expenses, including its share of any expenses incurred jointly

(q)	Accounting standards, interpretations and amendments to existing standards

Effective August 1, 2012, the Company adopted new and revised IFRS that were issued by the IASB. The application of these new and revised IFRS has not had any material impact on the amounts reported for the current and prior years but may affect the accounting for future transactions or arrangements.

Accounting policies adopted in the current year:

	(i)	Amendments to IFRS 7 Financial Instruments Disclosures("IFRS 7") and IAS 12 Income Taxes ("IAS 12")

Effective April 1, 2012, the Company adopted amendments to IFRS 7 and the amendments to IAS 12 which were issued by the International Accounting Standards Board ("IASB"). The application of these amended IFRS has not had a material impact on the amounts reported for the current and prior years but may affect the accounting for future transactions or arrangements.

	(ii)	IFRS 10 "Consolidated Financial Statements" and amendments to IAS 27 "Separate Financial Statements"

Effective August 1, 2012, the Company early adopted IFRS 10 and the amended IAS 27.

IFRS 10 replaces IAS 27 "Consolidated and separate financial statements" and SIC-12 "Consolidation – Special Purpose Entities". Retrospective application is required, unless impracticable, in which case the Company applies it from the earliest practicable date.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

IAS 27 was amended following the issuance of IFRS 10 to reflect the accounting for subsidiaries, associates and joint ventures in the separate financial statements of the parent company.

The Company has applied these new and amended standards retrospectively. The above standards did not result in material changes to the Company’s financial statements.

(iii)	IFRS 11 "Joint Arrangements"

Effective August 1, 2012, the Company early adopted IFRS 11.

IFRS 11 supersedes IAS 31 "Interests in Joint Ventures" and SIC-13 "Jointly Controlled Entities – Nonmonetary Contributions by Venturers", which had allowed entities the choice to proportionately consolidate or equity account for interests in joint ventures.

IFRS 11 requires a venturer to classify its interest in a joint arrangement as either a joint venture or a joint operation. Joint ventures are accounted for using the equity method of accounting. For a joint operation the venturer recognizes its share of the assets, liabilities, revenues and expenses of the joint operation.

The Company has adopted this standard retrospectively. The above standards did not result in material changes to the Company’s previously filed financial statements.

(iv)	IFRS 12 "Disclosure of Interests in Other Entities"

Effective August 1, 2012, the Company early adopted IFRS 12.

IFRS 12 requires the Company to disclose the significant judgements and assumptions it has made in determining the nature of its interest in another entity or arrangement, and in determining the type of joint arrangement in which it has an interest, and information about its interests in subsidiaries, joint arrangements and associates, and other structured entities.

Accounting standards issued but not yet effective:

(i)	Effective for annual periods beginning on or after January 1, 2013

•	IFRS 13, Fair Value Measurement

•	IAS 19, Employee Benefits

•	IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

(ii)	Effective for annual periods beginning on or after January 1, 2014

•	IAS 32, Financial Instruments – Presentation

(iii)	Effective for annual periods beginning on or after January 1, 2015

•	IFRS 9, Financial Instruments – Recognition and measurement

The Company has not early adopted these new standards, interpretations or amendments to existing standards. The Company is currently assessing the impact that the standards, which have not been early adopted, will have on the Company's financial statements.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

4.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

(a)	Cash and cash equivalents

	July 31, 2013	July 31, 2012
Business and savings accounts	$706,393	$2,450,451

(b)	Restricted cash

Restricted cash in the amount of $158,387 (July 31, 2012 – $78,000) consists of guaranteed investment certificates held in support of explorations permits.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

5.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	July 31, 2013	July 31, 2012
Current:
Harmonized sales tax receivable	$17,679	$280,777
Prepaid insurance	5,808	7,060
Other receivables	120,000	5,000
Total	$143,487	$292,837

Non-current:
Other receivable (note 6)	$240,000	$–
British Columbia Mineral Exploration Tax Credit	200,000	–
Total	$440,000	$–

6.	MINERAL PROPERTY INTERESTS

(a)	Galaxie Project

	Payable to	Payable to
	Finsbury	Bearclaw	Total
Estimated fair value of the Company's shares issued 2,038,111 common shares to Finsbury, and 1,000,000 common shares to Bearclaw	$672,577	$330,000	$1,002,577
Cash payment	–	50,000	50,000
Convertible debenture (note 7)	–	650,000	650,000
Recognized as a mineral property interest	672,577	1,030,000	1,702,577
Disposition of 40% to Galaxie joint arrangement			(681,031)
Galaxie Project balance as of July 31, 2013			$1,021,546

At July 31, 2013, the Galaxie Project comprised the Galaxie Claims and the Hotai Claims and consisted of 316 mineral claims covering an area of approximately 1,204 square kilometers. The Galaxie Project straddles the Stewart-Cassiar Highway, and is located 24 kilometers south of the community of Dease Lake, British Columbia.

In August 2012, the Company acquired the Galaxie Project by

•	issuing 2,038,111 shares to Finsbury Exploration Ltd. ("Finsbury"),

•	issuing 1,000,000 shares to Bearclaw Capital Corp. ("Bearclaw").

•	making a cash payment of $50,000 to Bearclaw, and

•	issuing a $650,000 convertible debenture (the "Debenture") (note 9) to Bearclaw.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

The common shares issued to Finsbury and Bearclaw were valued at the fair market value at the date of issuance ($0.33 per common share). Bearclaw retains a 1% net smelter returns royalty on the Gnat Pass Property (wholly contained within the Galaxie Claims), capped at aggregate payments of $7,500,000 (the "Gnat Pass Royalty Agreement").

November 2012 agreement with Amarc

In November 2012, the Company entered into a letter agreement (the "November 2012 Letter Agreement") with Amarc Resources Ltd. ("Amarc") whereby Amarc could earn up to a 50% interest in the Galaxie and ZNT (note 6(b)) properties (the “Galaxie ZNT Project”). The Company and Amarc have certain directors in common. The Company and Amarc agreed to conduct exploration activities at the Galaxie ZNT Project as an unincorporated joint arrangement (the “Joint Arrangement”), upon Amarc earning its initial interest in these properties, whereby the Company would transfer into the joint arrangement its interest in the properties including its obligations under the related acquisition agreements, the Gnat Pass Royalty Agreement, and its, at the time $650,000 and now $600,000 convertible debenture, of which Amarc would assume 40% (note 5).

Amarc earned an initial 40% interest in the Galaxie ZNT Project by paying to the Company $1,000,000 in cash and also funding $1,000,000 of exploration expenses, to be incurred by the Company on the Galaxie property. The cash payment and exploration funding were completed on December 31, 2012. The Company recognized a gain of $1,578,969 in relation to the 40% disposition of its mineral property interest to the Joint Arrangement.

June 2013 agreement with Amarc

Effective June 26, 2013, the Company and Amarc entered into an amendment agreement (the "Amendment") whereby the Galaxie ZNT Project was split into two separate joint arrangements, named the "Galaxie Joint Venture" and the "ZNT Joint Venture". Each joint arrangement continues to be governed by the terms of the November 2012 letter agreement.

Under the Amendment, Amarc has an option until October 31, 2013 to increase its interest in each of the ZNT Joint Venture and Galaxie Joint Venture from its current 40% interest to a 60% interest by funding exploration expenditures of $210,000 and $235,000, respectively.

July 2013 agreement with debenture holder

In July 2013, the terms of the Debenture were amended. The Joint Arrangement made a $50,000 principal payment on the Debenture, the interest rate was increased to 10% per annum, and the maturity date was extended to October 31, 2014 (note 5 and 9).

Hotai Claims

The Hotailuh Slope mineral claims (the "Hotai Claims") comprise 35 mineral claims totalling 14,633 hectares located in central British Columbia adjacent to, and forming part of, the Galaxie Project.

In July 2012, the Company entered into a mineral property purchase agreement (the "Purchase Agreement") with certain arm's length private parties (the "Sellers") to acquire a 100% interest in the Hotai Claims.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

Pursuant to the Purchase Agreement, in order to purchase its interest in the Hotai Claims, the Company made a cash payment of $5,000 and issued $5,000 worth of shares in the Company to the Sellers. The number of common shares required to be issued was calculated using the volume weighted-average market share price for the ten days prior to issuance. On August 1, 2012, 14,286 common shares were issued to the Sellers.

After the reporting period, in September 2013, the option for the Hotai Claims was terminated.

(b)	ZNT Project

The ZNT Project comprises 84 mineral claims located approximately 15 kilometers southeast of the town of Smithers, in central British Columbia. The Company paid claim staking costs of approximately $57,000 relating to these claims

In November 2012, the Company entered into a letter agreement with Amarc pursuant to which Amarc acquired an option to earn up to a 50% interest in the ZNT property. This agreement was amended in June 2013 to allow Amarc to earn up to a 60% interest in the ZNT property (note 6(a)).

(c)	Buck Project

In December 2011, the Company purchased an option (the "Option") to acquire a 100% interest in the Buck gold-silver property (the "Buck Project") located in central British Columbia, by paying $100,000 in cash and issuing 1,200,000 common shares to the vendor. The common shares issued were valued at the estimated fair value on the date of issue ($0.50 per common share) and were expensed along with the cash consideration paid.

The Company was also required to make certain scheduled payments to the underlying owners of the Buck Project (the "Underlying Owners"). The Company paid a total of $45,000 cash and issued 250,000 common shares valued at $104,000 to the Underlying Owners. The common shares were valued based on the estimated fair value on the date of issuance and were expensed along with the cash consideration paid in the prior year.

In July 2013, the Option for the Buck Project was terminated.

(d)	Angel's Camp Property

The Company retains a 1% net smelter return royalty payable to the Company on any production from the Angel's Camp property located in Lake County, Oregon. The Angel's Camp property is currently held by Alamos Gold Inc.

During the year ended July 31, 2002, the Company sold 100% of its title, rights and interest in the Angel's Camp property located in Lake County, Oregon to Seabridge Resources Inc. ("Seabridge"), which later changed its name to Seabridge Gold Inc., for 300,000 common shares of Seabridge (sold in prior years), 200,000 common share purchase warrants of Seabridge (exercised and sold in prior years), cash of $100,000, and a 1% net smelter return royalty payable to the Company on any production from the Angel's Camp property.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

In 2003, Seabridge optioned a 50% interest in the property to Quincy Gold Inc., which later changed its name to Golden Predator Mines Inc., then to Golden Predator Royalty & Development Corporation, then to Golden Predator Corporation, and is now named Americas Bullion Royalty Corp (TSX:AMB).

In April 2012, Orsa Ventures Corp. (“Orsa”) (TSX-V: ORN) exercised its option to acquire all of Seabridge's remaining undivided 50% beneficial joint venture interest in the Angel's Camp property. In March 2013, Orsa announced it had entered into an agreement with Americas Bullion Royalty Corp. to acquire, over a number of years, the 50% of Angel’s Camp that it did not own. Additionally, in March 2013 Orsa announced that it had received regulatory approval for, and fulfilled closing requirements for the joint venture purchase agreement with Americas Bullion Royalty Corp. to acquire their 50% joint venture interest in the Angel's Camp Property.

After the reporting period, in September 2013, Alamos Gold Inc. reported the completion of the acquisition of all of the issued and outstanding common shares of Orsa Ventures Corp.

The royalty has been recorded at a nominal amount of $1.

7.	CAPITAL AND RESERVES

(a)	Authorized share capital

At July 31, 2013, the authorized share capital of the Company comprised an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

No preferred shares have been issued to date. All issued common shares are fully paid.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

Reconciliation of changes in share capital:

	Number of
Issued share capital	common shares	Amount
Balance at August 1, 2010	13,399,422	$29,407,744
Balance, July 31, 2011	13,399,422	29,407,744
Functional currency translation adjustment (note 2)	–	(9,031,998)
Balance at August 1, 2011	13,399,422	20,375,746
Common shares issued for cash, December 2011	1,140,200	570,100
Flow–through common shares issued for cash, December 2011	6,043,171	3,625,902
Recorded as flow–through share premium liability	–	(604,317)
Share issuance costs, December 2011	–	(157,050)
Shares issued for property option payment	1,450,000	704,000
Balance, July 31, 2012	22,032,793	24,514,381
Common shares issued for cash, December 2012	461,914	115,479
Flow–through common shares issued for cash, December 2012	1,752,409	525,723
Recorded as flow–through share premium liability (note 10)	–	(87,620)
Share issuance costs, December 2012	–	(25,422)
Shares issued for Galaxie property acquisition (note 6(a))	3,038,111	1,002,577
Shares issued for Hotai property option payment (note 6(a))	14,286	5,000
Balance at July 31, 2013	27,299,513	$26,050,118

(b)	Private Placement and Flow-Through Financing

In December 2012, the Company completed a non-brokered private placement (the "Private Placement") of 2,214,323 common shares for aggregate gross proceeds of $641,202. The Private Placement was comprised of:

•	461,914 non-flow-through common shares issued at a price of $0.25 per share for gross proceeds of $115,479; and

•

1,752,409 flow-through common shares issued at $0.30 per share, including a premium of $0.05 per share over the offering price for the non-flow through common shares, for gross proceeds of $525,723 (the "Flow-through Funds").

After issuance costs of $25,422, net cash proceeds from the Private Placement were $615,780, of which $87,620 was recorded as a flow-through share premium liability (note 10) and the balance of $528,160 was allocated to the common shares issued.

Pursuant to the flow-through share agreements, the Company renounced eligible Canadian Exploration Expenses ("CEE"), as defined in the Income Tax Act (Canada).

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

In December 2011, the Company completed a non-brokered private placement (the "Private Placement") of 7,183,371 common shares for aggregate gross proceeds of $4,196,002. The Private Placement was comprised of:

•	1,140,200 non-flow-through common shares issued at a price of $0.50 per share for gross proceeds of $570,100; and

•

6,043,171 flow-through common shares issued at $0.60 per share, including a premium of $0.10 per share over the offering price for the non-flow through common shares, for gross proceeds of $3,625,902 (the "Flow-through Funds").

After issuance costs of $157,050, net cash proceeds from the Private Placement were $4,038,952, of which $604,317 was recorded as a flow-through share premium liability (note 10) and the balance of $3,434,635 was allocated to the common shares issued.

Pursuant to the flow-through share agreements, the Company renounced eligible Canadian Exploration Expenses ("CEE"), as defined in the Income Tax Act (Canada).

(c)	Equity-Settled Share-Based Payments

The Company has a share purchase option plan approved by the Company's shareholders that allows the Board of Directors to grant share purchase options, subject to regulatory terms and approval, to its officers, directors, employees, and service providers. The share purchase option plan (the "2012 Option Plan") is based on the maximum number of eligible shares equaling 10% of the Company's outstanding common shares, calculated from time to time.

The exercise price of each share purchase option is set by the Board of Directors at the time of grant but cannot be less than the five day volume weighted average trading price of the Company's shares calculated on the day prior to the grant. Share purchase options may have a maximum term of ten years (although share purchase options have generally been granted with a term of up to five years) and typically terminate 90 days following the termination of the optionee's employment or engagement, except in the case of retirement or death. The vesting period for share purchase options is at the discretion of the Board of Directors at the time the options are granted.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

The following summarizes the changes in the Company's share purchase options for the years ended July 31, 2013, 2012 and 2011:

	Number of options	Weighted average
Continuity of share options	outstanding	exercise price
Share purchase options outstanding at July 31, 2011 and 2010	–	–
Granted during the year	1,776,600	$0.45
Forfeited during the year	(9,000)	$0.45
Share purchase options outstanding at July 31, 2012	1,767,600	$0.45
Forfeited during the year	(61,800)	$0.45
Share purchase options outstanding at July 31, 2013	1,705,800	$0.45
Share purchase options exercisable at July 31, 2013	1,705,800	$0.45

	Number of options	Weighted average
Continuity of share options	outstanding	exercise price
Share purchase options outstanding at July 31, 2011 and 2010	–	–
Granted during the year	1,776,600	$0.45
Forfeited during the year	(9,000)	$0.45
Share purchase options outstanding at July 31, 2012	1,767,600	$0.45
Share purchase options exercisable at July 31, 2012	589,200	$0.45

The weighted average contractual remaining life of the share purchase options outstanding at July 31, 2013 was 2.5 years (2012 – 4.0 years; 2011 – nil).

Options were priced based on the Black-Scholes option pricing model using the following weighted average assumptions to estimate the fair value of options granted: grant date share price of $0.45; risk-free interest rate of 1.2%; expected volatility of 119%; expected life of 4.0 years; expected dividend yield of nil; and expected forfeiture rate of nil.

The estimated weighted average fair value of options granted during the year ended July 31, 2013 was nil as no options were granted in the year (2012 – $0.34 per option; 2011 – nil). The Company recognized share-based payment expense of $210,872 in the year ended July 31, 2013 (2012 – $381,139; 2011 – nil).

Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's share purchase options.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

8.	AMOUNTS PAYABLE AND OTHER LIABILITIES

	July 31
	2013	2012
Amounts payable	$125,268	$544,156
Accrued liabilities	10,869	63,233
Total	$136,137	$607,389

9.	CONVERTIBLE DEBENTURE

	July 31
	2013	2012
Opening Balance	$–	$–
Convertible debenture issued	650,000	–
Portion of payment made pursuant to amendment by Amarc (note 6(a))	(20,000)	–
Payment made pursuant to amendment by the Company	(30,000)	–
Total	$600,000	$–

Pursuant to the Galaxie Sale Agreement, the Company issued an unsecured $650,000 convertible debenture to Bearclaw as part of the purchase price. As part of the Letter Agreement, Amarc assumed $260,000 of this debt (note 6(a)).

In July 2013, Quartz Mountain and the holder of the Debenture entered into an agreement to amend the Debenture, whereby among other things, the Joint Arrangement made a $50,000 payment toward the Debenture reducing the outstanding balance to $600,000, the interest rate was increased to 10% per annum from 8% per annum, and the maturity date was extended to October 31, 2014 from October 31, 2013.

Interest payments for the Debenture are payable quarterly in arrears and the Debenture is convertible into the Company's common shares at an exercise price of $0.15 per share (previously $0.40 per share) on or before maturity of the Debenture on October 31, 2014. Any interest accrued, but unpaid, shall be converted at an exercise price of the higher of $0.15 per share (previously $0.40 per share) and the market price at the time of conversion. The interest rate implicit in the Debenture approximates the Company's borrowing rate. Accordingly, the net present value of the future cash flows associated with the Debenture approximates its carrying amount.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

10.	FLOW-THROUGH SHARE PREMIUM LIABILITY

	2013	2012	2011
Balance at beginning of year	$411,009	$–	$–
Recognized as liability upon issuance of flow-through shares	87,620	604,317	–
Derecognized upon eligible expenditures incurred	(462,990)	(193,308)	–
Balance at end of year	$35,639	$411,009	$–

Pursuant to the Private Placement of the flow-through shares (note 7(b)) and in accordance with the Income Tax Act (Canada), the Company is obligated to spend the Flow-through Funds on eligible Canadian Exploration Expenses ("CEE") and to renounce them to the investors. The renunciation of CEE to the investors was completed during the current year. At July 31, 2013, the balance of the flow- through share premium represents the prorated portion of the premium attributable to the Flow-through Funds that remained unspent on CEE at the end of the reporting period.

To July 31, 2013, out of total Flow-through Funds of $525,723, the Company had incurred approximately $312,000 in CEE.

The Company is subject to a tax, calculated monthly, on the portion of the flow-through funds raised in December 2012 and December 2011 remaining unspent after February 2013 and February 2012, respectively. The Company incurred a tax expense to date of $20,460 related to these flow-through proceeds.

11.	RELATED PARTY BALANCES AND TRANSACTIONS

(a)	Transactions with Key Management Personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

During the years ended July 31, 2013 and 2012, the Company compensated key management personnel as follows:

	2013	2012	2011
Short-term employee benefits, including salaries and directors fees	$420,943	$237,563	$–
Equity-settled share-based payments	84,589	150,914	–
Total	$505,532	$388,477	$–

(b)	Entities with Significant Influence over the Company

The Company's management believes that certain entities have the power to participate in the financial or operating policies of the Company. Several directors and other key management personnel of those entities, who are close business associates, are also key management personnel of the Company. Pursuant to management agreements between the Company and these entities which have significant influence over the Company, the Company receives geological, engineering, corporate development, administrative, management and shareholder communication services from such entities.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

Hunter Dickinson Services Inc.

Hunter Dickinson Services Inc. ("HDSI") is a private company which has certain directors and officers in common with the Company. HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company pursuant to an agreement dated July 2, 2010, and is based on annually set rates.

Finsbury Exploration Ltd.

Finsbury is a private company which has certain directors in common with the Company.

In July 2012, the Company entered into an earn-in agreement (the "Galaxie Earn-in Agreement") with Finsbury, a non-arm's length party whereby it obtained an option to earn up to a 50% interest in the Galaxie Project by spending up to $1,500,000 in exploration expenditures. This agreement was terminated and in August 2012, the Company acquired the Galaxie Project outright (note 6(a)).

The transactions and balances with Finsbury presented herein relate to the Galaxie Earn-in Agreement.

Transactions with these related parties were as follows:

	2013	2012	2011
HDSI: Services received based on management services agreement	$2,462,779	$1,135,345	$–
HDSI: Reimbursement of third party expenses paid	122,318	120,444	–
Finsbury: Reimbursement of third party expenses paid	–	25,278	$–

Outstanding balances were as follows:

	July 31, 2013	July 31, 2012
Balance payable to HDSI (i)	$2,421,220	$786,425
Balance payable to Finsbury	–	27,430
Total	$2,421,220	$813,855

(i)	The Company has received a confirmation from HDSI that HDSI will continue to provide services to the Company and will not demand repayment of amounts outstanding, prior to December 31, 2014.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

12.	EMPLOYEES BENEFIT EXPENSES

The amount of employees' salaries and benefits included in various expenses are as follows:

	2013	2012	2011
Exploration and evaluation expenses	$1,332,985	$544,802	$–
General and administration expenses	1,071,064	697,025	72,798
Equity-settled share-based payment	210,872	381,139	–
Total	$2,614,921	$1,622,966	$72,798

13.	OPERATING SEGMENTS

The Company operates in a single reportable operating segment – the acquisition, exploration and evaluation of mineral property interests. The Company is currently focused on the acquisition and exploration of mineral property interests in Canada.

14.	TAXATION

(a)	Provision for current tax

No provision has been made for current income taxes, as the Company has no taxable income.

(b)	Provision for deferred tax

As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized. As at July 31, 2013, the Company had unused non-capital loss carry forwards of approximately $4,489,000 (2012 – $2,901,000; 2011 – $1,542,000) in Canada and $21,000 (2012 – $37,000; 2011 – $50,000) in the United States.

The Company had approximately $4,519,000 (2012 – $4,550,000; 2011 – $3,639,000) of resource tax pools available, which may be used to shelter certain resource income.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

Reconciliation of effective tax rate:

	2013	2012	2011
Loss for the period	$(3,458,827)	$(3,587,805)	$(174,680)
Income tax expense	–	–	–
Loss excluding income tax	$(3,458,827)	$(3,587,805)	$(174,680)

			–
Income tax recovery using domestic tax rate	$(874,000)	$(919,000)	$(48,000)
Effect of tax rates in foreign jurisdictions	–	–	–
Non-deductible expenses and other	693,000	310,000	–
Change in deferred tax rates	(77,000)	–	–
Differences in statutory tax rates	(9,000)	16,000	14,000
Differences due to foreign exchange	–	(1,000)	(105,000)
Changes in unrecognized temporary differences	267,000	594,000	139,000
	$–	$–	$–

The Company's domestic tax rate during the year ended July 31, 2013 was 25.3% (2012 – 25.6%; 2011 – 27.3%) and the effective tax rate was nil (2012 – nil; 2011 – nil).

As at July 31, 2013, the Company had the following balances in respect of which no deferred tax asset had been recognized:

			Equipment and
Expiry:	Tax losses	Resource pools	other
Within one year	$121,000	$–	$–
One to five years	139,000	–	115,000
After five years	4,250,000	–	80,000
No expiry date	–	3,497,000	114,000
	$4,510,000	$3,497,000	$309,000

15.	FINANCIAL RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

(a)	Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and amounts receivable. The Company limits its exposure to credit risk on liquid financial assets by only investing its cash and cash equivalents with high-credit quality financial institutions in business and savings accounts.

The carrying value of the Company's cash and cash equivalents and amounts receivable represent the maximum exposure to credit risk.

		Carrying Amount
Financial Assets	July 31, 2013	July 31, 2012
Cash and cash equivalents (note 4(a))	$706,393	$2,450,451
Amounts receivable (current and non-current) (note 5)	577,679	280,777
Restricted cash (note 4(b))	158,387	78,000
Total	$1,442,459	$2,809,228

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company's holdings of cash and cash equivalents.

The following obligations existed at July 31, 2013:

		Payments due by period
		Less than 1
	Total	year	1-5 years	After 5 years
Amounts payable and other liabilities (note 8)	$136,137	$136,137	$–	$–
Convertible debentures (note 9)	600,000	–	600,000	–
Due to related parties (note 11)	2,421,220	2,421,220	–	–
Total	$3,157,357	$2,557,357	$600,000	$–

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

The following obligations existed at July 31, 2012:

		Payments due by period
		Less than 1
	Total	year	1-5 years	After 5 years

Amounts payable and other liabilities (note 8)	$607,389	$607,389	$–	$–
Due to related parties (note 11)	813,855	813,855	–	–

Total	$1,421,244	$1,421,244	$–	$–

(c)	Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company's policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

Assuming that all variables remain constant, a 10 basis points change representing a 0.1% increase or decrease in interest rates would have resulted in a decrease or increase in the loss for the year ended July 31, 2013 of approximately $1,100 (2012 – $1,300).

Foreign exchange risk

The Company incurs substantially all of its expenditures in Canada and substantially all of its cash and cash equivalents held are denominated in Canadian dollars. Consequently the Company is not subject to material foreign exchange risk.

Price risk

The Company is not subject to any price risk.

(d)	Capital management objectives

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders, and to have sufficient liquidity available to fund ongoing expenditures and suitable business opportunities as they arise.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

The Company considers the components of shareholders' equity as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

The Company's investment policy is to invest its cash in highly liquid short–term interest–bearing investments having maturity dates of three months or less from the date of acquisition and that are readily convertible to known amounts of cash.

There were no changes to the Company's approach to capital management during the year ended July 31, 2013.

The Company is not subject to any externally imposed equity requirements.

(e)	Fair Value

The fair value of the Company's financial assets and liabilities approximate the carrying value. Due to their short-term nature, cash and cash equivalents are carried at a level 1 fair value.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

There were no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments during the year ended July 31, 2013.